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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

INLAND LAND APPRECIATION FUND II, L.P.
(Name of Subject Company)

INLAND LAND APPRECIATION FUND II, L.P.
(Names of Persons Filing Statement)

LIMITED PARTNERSHIP UNITS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ms. Roberta S. Matlin
Inland Land Appreciation Fund II, L.P.
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.
Shefsky & Froelich Ltd.
111 East Wacker Drive, Suite 2800
Chicago, Illinois 60601
(312) 527-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

        This Amendment No. 1 to Schedule 14D-9 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by Inland Land Appreciation Fund II, L.P., a Delaware limited partnership (the "Partnership"), with the Securities and Exchange Commission ("SEC") on September 6, 2005 relating to the tender offer by MPF Flagship Fund 9, LLC; MPF DeWaay Premier Fund 2, LLC; MPF-NY 2005, LLC; Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 Tax Exempt, LLC; MP Falcon Growth Fund 2, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Premier Fund, LLC; MP Falcon Fund, LLC; Moraga Gold, LLC; MPF Flagship Fund II, LLC; and MacKenzie Patterson Fuller, Inc. (collectively, the "Offerors") to purchase up to 3,503 limited partnership units of the Partnership ("Units") at a purchase price of $700.00 per Unit, subject to the terms and conditions set forth in the Offer to Purchase dated August 23, 2005 and in the related Letter of Transmittal included as exhibits to a Schedule TO, as amended, filed by the Offerors with the SEC on August 23, 2005. Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

        The Schedule 14D-9 is hereby amended and supplemented as set forth below.

Item 4.    The Solicitation or Recommendation.

        Item 4 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

        Solicitation or recommendation.    IREIC, as the general partner of the Partnership, recommends that all holders of Units reject the Offer and not tender their Units pursuant to the Offer.

        Reasons.    IREIC believes that holders of Units should consider the following information when evaluating whether to tender their Units pursuant to the Offer:

  •
  IREIC believes that the long term value of each Unit is greater than the amount offered by the Offerors.

  •
  The offer price of $700.00 per Unit is less than the Partnership's estimated 2004 ERISA value of $800.00 per Unit. The estimated ERISA value is based upon the average appraised value of the land owned by the Partnership, as set forth in a 1998 appraisal report prepared by an independent third party, and is adjusted for sales since the date of the appraisal. There is no guarantee, however, that the ERISA value will be achieved.

  •
  The offer price of $700.00 per Unit will be reduced by the amount of distributions declared or paid by the Partnership between August 23, 2005 and October 4, 2005, or later if the Offerors extend the Offer.

  •
  The Partnership has contracts pending or has accepted offers on the sale of over 600 acres. Provided contingencies are met and the buyers perform, the closings of certain of these sale transactions are expected to occur during the third and fourth quarters of 2005, which IREIC expects would result in additional distributions to the Partnership's limited partners of approximately $2.7 million, or $53.92 per Unit, by the end of 2005. The Partnership has sold approximately 3,208 of its original 4,530 acres.

  •
  Pre-development activities, such as rezoning, annexation and land planning, are currently underway on hundreds of acres owned by the Partnership, which IREIC believes will increase the value of the land.

        Intent to tender.    After reasonable inquiry and to the best knowledge of the Partnership, neither IREIC nor any of its executive officers, directors, affiliates or subsidiaries intends to tender or sell Units beneficially owned by them pursuant to the Offer.

Item 8.    Additional Information.

        Item 8 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

        Exhibits.    The Exhibits to this Schedule 14D-9 referenced in Item 9 hereto are incorporated in their entirety by reference into this Item 8 disclosure.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2005

INLAND LAND APPRECIATION FUND II, L.P.
By:	INLAND REAL ESTATE INVESTMENT CORPORATION
Its:	General Partner
	By:	/s/ BRENDA G. GUJRAL
	Name:	Brenda G. Gujral
	Title:	President

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EXPLANATORY NOTE
SIGNATURE